                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.   20549
                                   __________

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May, 2002

                            CAMPBELL RESOURCES INC.
                              (Registrant's Name)

                         1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                            Form 20-F           X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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ITEM 1   Material Increase In Outstanding Securities
         -------------------------------------------

     A private placement of Common Shares and Common Share Purchase Warrants was completed on May 15, 2002 through Griffiths McBurney & Partners and Northern Securities Inc. The Corporation issued 9,230,770 Common Shares, 4,615,385 Common Share Purchase Warrants and 553,846 Brokers' Warrants and raised $5.14 million. An additional private placement of 666,666 Common Shares, 333,333 Common Share Purchase Warrants and 40,000 Brokers' Warrants raising $400,000, on the same terms, was completed on May 17, 2002. Following these private placements, the Corporation has 44,121,940 Common Shares outstanding. (See Item 2(b) and press release attached as Exhibit 99.)

ITEM 2  Submission Of Matters To A Vote Of Security Holders
        ---------------------------------------------------

     At the Annual and Special Meeting of Shareholders held on May 14, 2002, the shareholders voted on the following items:

      a)  The re-election of nine directors: 20,238,178 votes in favour (98.98%)
                                                 52,809 votes against (.26%)
                                                154,960 votes abstained (.76%)

      b) Approval of the issuance by the Corporation, by way of private placement, of up to a maximum of 9,230,770 units comprised of 9,230,770 Common Shares and 4,615,385 Common Share Purchase Warrants and 553,846 Brokers' Warrants (See Item 1):

                                    8,697,696 votes in favour (42.54%)
                                      369,847 votes against (1.80%)
                                      543,041 votes abstained (2.66%)

      c) Approval of the issuance by the Corporation of Common Shares by way of private placement, in excess of 25% but not to exceed 50% of the number of Common Shares outstanding in any six month period:

                                    8,574,192 votes in favour (41.94%)
                                      465,575 votes against (2.28%)
                                      570,767 votes abstained (2.79%)

      d) Approval to an increase of 800,000 Common Shares in the maximum of number of Common Shares that may be issued and reserved for issuance pursuant to the Employee Incentive Plan:
                                    8,674,981 votes in favour (42.43%)
                                      389,455 votes against (1,91%)
                                      546,098 votes abstained (2.67%)

      e)  The re-appointment of auditors for the ensuing year:

                                    20,325,278 votes in favour (99.41%)
                                        24,535 votes against (0.12%)
                                        96,064 votes abstained (0.47%)
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CAMPBELL RESOURCES INC.



                         Per: /s/ "LORNA D. MACGILLIVRAY"
                              ---------------------------
                                   LORNA D. MACGILLIVRAY

                                   Vice President, Secretary and General Counsel


DATE:   May 24, 2002
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                                 EXHIBIT INDEX


99. Press Release of May 15, 2002